CONFIDENTIAL

Exhibit 7(k)

January 7, 2023

Republic First Bancorp, Inc.

Proposed Terms

Set forth below are certain non-binding key terms pursuant to which George E. Norcross, III, Gregory B. Braca and Philip A. Norcross (collectively, and together with their respective affiliates and potentially additional certain individual investors, the “Investors”) propose to make a direct investment, through the purchase of newly issued common stock (the “Securities”), in Republic First Bancorp, Inc. (“Republic First” or the “Company”) (the “Transaction”).

This Term Sheet is intended for discussion purposes only and, other than with respect to the Right of Co-Investment, Expense Reimbursement and Governing Law provisions below (collectively, the “Binding Provisions”), neither this Term Sheet nor any past, present or future course of conduct relating to the Transaction will give rise to any legally binding obligation on the part of any party to these discussions or any affiliates of any party to these discussions unless and until such parties have executed and delivered to each other definitive, binding written agreements in respect of the Transaction. This Term Sheet does not create and is not intended to create a duty to negotiate in good faith towards a binding contract or, other than as set forth under the Binding Provisions, an obligation to be bound by any particular term, and may not otherwise be relied upon as the basis for a contract by estoppel or otherwise. This Term Sheet is subject to review with the Federal Reserve and the Pennsylvania Department of Banking and Securities. It is a condition of this Term Sheet that the representatives of the Company and the Investors meet to discuss the Proposed Terms of the Investment and other relevant matters no later than January 10, 2023.

Direct Investment

Investment:

Upon receipt of (i) all required shareholder approvals, including as required under Chapter 25 Subchapter G of the Pennsylvania Business Corporation Law (the “Shareholder Approvals”), (ii) all corporate approvals necessary to issue the Securities, including any board approvals or waivers under the Company’s organizational documents, and (iii) any bank regulatory approvals necessary to allow the Investors to own the Securities, the Investors will purchase from the Company newly issued Securities of Republic First for an aggregate purchase price of $100,000,000 pursuant to a transaction agreement between the Investors and the Company (the “Agreement”). As of the date of this Term Sheet, the purchase price for the Securities is expected to be $2.35 per share. The final price will be determined based on the in person meeting and the results of due diligence.

Although this Term Sheet reflects an all Common Stock transaction, we are open to discussing alternative structures at our meeting, including structures that would allow a portion of the investment to be funded as non-voting common stock after shareholder approval if regulatory approval has not been obtained at the time of shareholder approval.

Registration Rights:	The Investors will be granted customary registration rights for all shares owned by the Investors.

Voting Agreement; Efforts:	The Investors and current Company directors and officers shall enter into a voting agreement to vote all of their shares of Common Stock in favor of the Transaction. The Company will commit to use reasonable best efforts to obtain the Shareholder Approvals as promptly as possible after the signing of the Agreement (including calling a special meeting for the purpose of obtaining such approval and adjourning such meeting if necessary to obtain such approval).

Additional Matters

Board Representation:	Upon the closing of the Transaction (the “Closing”), the Investors shall have the right to nominate two directors to the board of directors (the “Board”) of both Republic First and Republic First Bank (the “Bank”). Additionally, the Company will appoint one new independent director to the Board who is not affiliated with either the Company or the Investors, which shall be subject to the Investors’ prior written approval. At Closing, the Board would have no more than seven members.

Public Announcement:	There will be a mutually agreed upon public announcement within one (1) day of the execution of this Term Sheet.

Governance:	The Agreement will set forth agreed changes to the governing documents of the Company and the Board to reflect appropriate agreed governance arrangements.

Conditions to Closing:

The Shareholder Approvals shall have been obtained. Any required regulatory approvals shall have been obtained.

Customary rep and warranty bringdown / covenant compliance.

Confirmatory due diligence / representations & warranties / disclosure schedules: to be discussed.

The Company is current on all regulatory and SEC filings with unqualified opinions, is in full compliance with Nasdaq listing requirements, and there are no pending or threatened regulatory actions.

Confirmation that the Transaction does not result in a change in control or accelerate any benefits under any of the Company’s compensation plans (or, if triggered, waiver of any acceleration).

Right of Co-Investment:	The Investors expect to expend significant funds and effort in connection with its negotiation and preparation of the Agreement and any and all documentation for the transaction contemplated thereby. As such, the Investors require a 60 day “co-investment period”, which shall commence on the date the parties begin negotiations pursuant to this Term Sheet (the “Co-Invest Commencement Date”). The co-investment period shall end on the earliest of: (i) the execution of the Agreement; (ii) the written agreement of the Investors and the Company to terminate the co-investment period; and (iii) 60 days from the Co-Investment Commencement Date.

During this co-investment period, the Company agrees not to directly or indirectly solicit, initiate or continue any discussion, other than those contemplated hereby, regarding the direct or indirect sale of all or any portion of the assets, deposits or equity interests of the Company (a “Conflicting Transaction”) or any other discussions without providing Investors the ability to invest no less than $75 million on substantially similar terms. In furtherance of the foregoing, the Company agrees not to enter into any letter of intent, memorandum or other binding or non-binding agreement with or provide any information to, any person or entity regarding a Conflicting Transaction or any other transaction without providing such right of co-investment.

Co-Investors:	The Company may add additional co-investors if such investors invest no more than $25 million in the aggregate. The Investors will consider, in their discretion, any additional co-investors above the threshold in the prior sentence.

Expense Reimbursement:	In consideration of this Term Sheet and in order to induce the Investors to expend additional time and resources necessary to negotiate definitive documentation and effect the Transaction, the Company agrees that if the Company and the Investors or an affiliate thereof enter into the Agreement, the Company will reimburse the Investors for all reasonable and documented out-of-pocket fees, costs and expenses of the Investors incurred since October 31, 2021 through the consummation of the Transaction in connection with (i) its investment in the Company and engagement with the Board and management as shareholders, including communications with the Board, shareholders of the Company and governmental entities, proxy solicitation activities, filings with the SEC and litigation commenced by the Investors, (ii) its due diligence, (iii) the preparation and negotiation of this Term Sheet and any prior term sheets, the Agreement and any and all documentation for the transaction contemplated thereby, (iv) compensation expenses of Gregory B. Braca and (v) the enforcement of any of the Investors’ rights and remedies under this Term Sheet (the “Expense Reimbursement”) including, but not limited to, the fees and disbursements of counsel incurred by or on behalf of the Investors and its affiliates, and its and their affiliates’ agents, advisors, attorneys and representatives (whether before, on, or after the date hereof), in each case, upon consummation of the Transaction. Such Expense Reimbursement shall not exceed $9 million.

Governing Law:	The Binding Provisions will be governed by and construed in accordance with the laws of the State of Pennsylvania, without giving effect to any choice-of-law principles. The Binding Provisions may only be amended by a written agreement executed by each of the parties hereto. Any legal proceeding or action arising out of or relating to this Term Sheet or the transaction contemplated hereby will be exclusively brought in the Court of Common Pleas of

Delaware County, Pennsylvania, the Court of Common Pleas of Montgomery County, Pennsylvania, or the United States District Court for the Eastern District of Pennsylvania, and the parties will submit to the exclusive jurisdiction of each such court in any such proceeding or action. EACH OF THE UNDERSIGNED HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY ARISING OUT OF OR RELATING TO THE BINDING PARAGRAPHS OR ANY ACTION ARISING OUT OF OR RELATING TO THIS TERM SHEET.

The Investors are prepared to work quickly in order to negotiate and execute the Agreement. By executing this Term Sheet, the Company acknowledges and agrees to be bound by the Binding Provisions.

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IN WITNESS WHEREOF, the parties hereto have executed this Term Sheet as of the date below.

Date: January 7, 2023

/s/ George E. Norcross, III
George E. Norcross, III

/s/ Gregory B. Braca
Gregory B. Braca

/s/ Philip A. Norcross
Philip A. Norcross

REPUBLIC FIRST BANCORP, INC.

Date: January     , 2023

By:
Title: